

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 8, 2016

Robert G. Costantini
Executive Vice President and Chief Financial Officer
ORBCOMM Inc.
395 W. Passaic Street
Rochelle Park, NJ 07662

> **Re: ORBCOMM Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-33118**

Dear Mr. Costantini:

     We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Robert S. Littlepage, for

     Carlos Pacho
     Senior Assistant Chief Accountant
     AD Office 11 – Telecommunications